iCoreConnect, Inc.

529 Crown Point Road, Suite 250

Ocoee, Florida 34761

February 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	iCoreConnect, Inc.
Registration Statement on Form S-1 File No. 333-284794

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, iCoreConnect, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on February 13, 2025, or as soon thereafter as possible on such date.

Very truly yours, iCoreConnect, Inc.

By:	/s/ Archit Shah
Name: Archit Shah Title: Chief Financial Officer